FILED BY WORLDPAY, INC.

PURSUANT TO RULE 425 UNDER THE SECURITIES ACT OF 1933

AND DEEMED FILED PURSUANT TO RULE 14a-12

UNDER THE SECURITIES EXCHANGE ACT OF 1934

SUBJECT COMPANY: WORLDPAY, INC.

COMMISSION FILE NO. 001-35462

FOR IMMEDIATE RELEASE

April 10, 2019

Worldpay, Inc.

Notice of Intention to Delist from the London Stock Exchange

Worldpay, Inc. (“Worldpay”) announces today that it has applied for the cancellation of the listing of its shares of Class A Common Stock (the “Shares”) on the standard segment of the Official List of the Financial Conduct Authority and of trading on the Main Market of the London Stock Exchange plc (the “LSE”) (the “Delisting”). The Delisting is intended to take effect at or around 8:00 a.m. (BST) on May 20, 2019.

Following completion of the merger between Worldpay (formerly Vantiv, Inc.) and Worldpay Group plc on January 16, 2018, Worldpay continued to monitor and analyse the number of shareholders and the level of trading of Shares on the LSE. The number of shareholders trading and of Shares being traded on the LSE has decreased significantly over this period and therefore Worldpay believes that the administrative costs in connection with maintaining the listing of Shares on the LSE are no longer justified.

On March 18, 2019, Worldpay and Fidelity National Information Services, Inc. (“FIS”) announced that they had entered into a definitive merger agreement, pursuant to which, at closing, Worldpay shareholders will be entitled to receive 0.9287 FIS shares and $11.00 in cash for each Share, which, as of March 15, 2019, the last full trading day before the public announcement of the proposed transaction, valued Worldpay at an enterprise value of approximately $43 billion (including the assumption of Worldpay’s debt) (the “FIS Transaction”). As part of the FIS Transaction, Worldpay has agreed to use its reasonable best efforts to take, or cause to be taken, all actions reasonably necessary to cause the Delisting before completion of the FIS Transaction. The FIS Transaction is subject to a number of conditions, including receipt of required shareholder and regulatory approvals.

For the reasons stated above, Worldpay intends to proceed with the Delisting regardless of whether the FIS Transaction completes or not. As part of the Delisting, the existing depositary interest facility will be terminated and Worldpay shareholders who hold depositary interests which facilitate the trading of Shares on the LSE will be transitioned into a CREST depositary interest facility. Worldpay intends to provide a proxy service to ensure that those shareholders are still able to vote on the FIS Transaction. In addition, Worldpay shareholders who are transitioned into the CREST depositary interest facility will continue to be eligible (as at the relevant record date) to receive any consideration due to them following completion of the FIS Transaction.

The Shares will continue to be traded on the New York Stock Exchange pending completion of the FIS Transaction. However, following the Delisting, Worldpay will no longer be required to comply with the Listing Rules, the Disclosure Guidance and Transparency Rules or the Market Abuse Regulation.

Enquiries

Worldpay, Inc. Nathan Rozof, Investor Relations Andrew Ciafardini, Corporate Communications	+1 513 900 4811 +1 513 900 5308

Smithfield (PR adviser to Worldpay, Inc.) John Kiely	+44 (0) 203 047 2538

Worldpay, Inc. LEI number: 213800TV56O7TZI4U902

About Worldpay, Inc.

Worldpay, Inc. (NYSE: WP; LSE: WPY) is a leading payments technology company with unique capability to power global integrated omni-commerce. With industry-leading scale and an unmatched integrated technology platform, Worldpay offers clients a comprehensive suite of products and services globally, delivered through a single provider.

Worldpay processes over 40 billion transactions annually through more than 300 payment types across 146 countries and 126 currencies. Worldpay’s growth strategy includes expanding into high-growth markets, verticals and customer segments, including global eCommerce, Integrated Payments and B2B.

Worldpay, Inc. was formed in 2018 through the combination of the No. 1 merchant acquirers in the U.S. and the U.K. Worldpay, Inc. trades on the New York Stock Exchange as “WP” and, until the Delisting becomes effective, the London Stock Exchange as “WPY.”

Forward-Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 that are subject to risks and uncertainties, including statements regarding the ability of Worldpay and FIS to complete the FIS Transaction. All statements other than statements of historical fact or relating to present facts or current conditions included in this communication are forward-looking statements, including any statements regarding guidance and statements of a general economic or industry specific nature. Forward-looking statements give our current expectations and projections relating to our financial condition, results of operations, guidance, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as “anticipate,” “estimate,” “expect,” “project,” “plan,” “intend,” “believe,” “may,” “could,” “should,” “will,” “can have,” “likely” and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this communication are based on assumptions that we have made in light of our industry experience and our perceptions of historical trends, current conditions, expected future developments and other factors we believe are appropriate under the circumstances. As you review and consider information presented herein, you should understand that these statements are not guarantees of future performance or results. These statements depend upon future events and are subject to risks, uncertainties (many of which are beyond our control) and assumptions. Although we believe that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors or events could affect our actual future performance, operations or results and cause them to differ materially from those anticipated in the forward-looking statements. Certain of these factors and other risks are discussed in our and FIS’s filings with the U.S. Securities and Exchange Commission (“SEC”) and include, but are not limited to: (i) uncertainties as to the timing of the completion of the FIS Transaction; (ii) uncertainties as to whether the FIS Transaction will be completed; (iii) changes in ours or FIS’s share price before the completion of the FIS Transaction; (iv) that the businesses of Worldpay and FIS will not be integrated successfully or that such integration may take longer than anticipated; (v) that the cost savings and any synergies from the FIS Transaction may not be fully realized or may take longer to realize than expected; (vi) potential operating costs, customer loss and business disruption occurring prior to completion of the FIS Transaction or if the FIS Transaction is not completed; (vii) the effect of the announcement of the FIS Transaction on our or FIS’s business relationships, operating results and business generally; (viii) the failure to satisfy conditions to completion of the FIS Transaction, including the receipt of all required regulatory, stockholder approvals; (ix) difficulty in retaining certain key employees as a result of the FIS Transaction; (x) our ability to adapt to developments and change in our industry; (xi) competition; (xii) unauthorized disclosure of data or security breaches; (xiii) systems failures or interruptions; (xiv) implementation of our new acquiring platform; (xv) our ability to expand our market share or enter new markets; (xvi) the outcome and negotiations in respect of Brexit; (xvii) our ability to successfully integrate the businesses of our predecessor companies; (xviii) our ability to identify and complete acquisitions and partnerships; (xix) failure to comply with applicable requirements of Visa, MasterCard or other payment networks or card schemes or changes in those requirements; (xx) our ability to pass along fee increases; (xxi) termination of sponsorship or clearing services; (xxii) loss of clients or referral partners; (xxiii) geopolitical, regulatory, tax and business risks associated with our international operations; (xxiv) economic and political uncertainty; (xxv) reductions in overall consumer, business and government spending; (xxvi) fraud by merchants or others; (xxvii) a decline in the use of credit, debit or prepaid cards; (xxviii) consolidation in the banking and retail industries; (xxix) our ability to mitigate risk; (xxx) government regulation, including regulation aimed at protecting consumer information and banking regulation; (xxxi) changes in tax laws; (xxxii) changes in foreign currency exchange rates; (xxxiii) outcomes of pending or future litigation or investigations; and (xxxiv) our dual-listings with the New York Stock Exchange and the LSE. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect, our actual results may vary in material respects from those projected or expected in any forward-looking statements. More information on potential factors and events that could affect our financial results and performance are included from time to time in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Worldpay’s and FIS’s periodic reports filed with the SEC, including each of Worldpay’s and FIS’s most recently filed Annual Report on Form 10-K and its subsequent filings with the SEC.

Any forward-looking statement made by us in this communication speaks only as of the date of this communication. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by applicable law.

Additional Information about the Transaction

This communication may be deemed to be solicitation material in respect of the FIS Transaction and the issuance of shares of FIS Common Stock in connection with the FIS Transaction (the “Share Issuance”). In connection with the Share Issuance, FIS expects to file a registration statement on Form S-4 that will include a joint proxy statement of Worldpay and FIS and a prospectus of FIS with the SEC. This document is not a substitute for the joint proxy statement/prospectus or registration statement or any other document which Worldpay or FIS may file with the SEC. INVESTORS AND STOCKHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT WORLDPAY, FIS, THE FIS TRANSACTION, THE SHARE ISSUANCE AND RELATED MATTERS. Investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Worldpay and FIS with the SEC at the SEC’s website at http://www.sec.gov. In addition, investors and stockholders will be able to obtain free copies of the joint proxy statement/prospectus and other documents filed by Worldpay with the SEC at http://investors.worldpay.com/ and http://www.investor.fisglobal.com/investor-overview.

Participants in the Solicitation

Worldpay, FIS and their respective directors, officers and employees may be considered participants in the solicitation of proxies in respect of the FIS Transaction and the Share Issuance. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the FIS Transaction and the Share Issuance, including names, affiliations and a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the joint proxy statement/prospectus and other relevant materials to be filed with the SEC. Information concerning the interests of Worldpay’s and FIS’s participants in the solicitation, may, in some cases, be different than those of Worldpay’s stockholders and FIS’s shareholders, respectively. Information regarding Worldpay’s directors and executive officers is available in its proxy statement for its 2019 Annual Meeting of Stockholders, which was filed with the SEC on April 3, 2019, and information regarding FIS’s directors and executive officers is available in its proxy statement for its 2018 Annual Meeting of Shareholders, which was filed with the SEC on April 20, 2018.

No Offer or Solicitation

This communication is not intended to and shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote of approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

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